CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,349,000	$381.38

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $14,792.28 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $381.38 offset against the registration fee due for this offering and of which $14,410.90 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 579 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 184-A-I dated February 16, 2010	Registration Statement No. 333-155535 Dated April 30, 2010 Rule 424(b)(2)

Structured Investments	$5,349,000 Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro due May 9, 2012

General

  The notes are designed for investors who seek uncapped and unleveraged exposure to the appreciation of an equally weighted basket of three Asian currencies relative to the European Union euro from and including the pricing date to and including the Averaging Dates. Investors should be willing to forgo interest payments, and, if the Basket declines by more than 5%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 9, 2012*
  Minimum denominations of $1,000 and integral multiples thereof
  The terms of the notes set forth below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 184-A-I dated February 16, 2010, will supersede the terms set forth in product supplement no. 184-A-I. Please refer to “Supplemental Terms of the Notes” in this pricing supplement for more information.
  The notes priced on April 30, 2010 and are expected to settle on or about May 5, 2010.

Key Terms

Basket:

An equally weighted basket of three currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the European Union euro (the “Basket”)

Reference Currency Weights:	The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:
Reference Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight

South Korean won (KRW)	0.00067752	KFTC18 ; ECB37 = (USD/KRW)/(USD/EUR)	1/3
Indonesian rupiah (IDR)	0.000083355	ABSIRFIX01 ; ECB37 = (USD/IDR)/(USD/EUR)	1/3
Singapore dollar (SGD)	0.54873	ABSIRFIX01 ; ECB37 = (USD/SGD)/(USD/EUR)	1/3

†The Starting Spot Rate of each Reference Currency is expressed in terms of a number of European Union euros per one unit of such Reference Currency and is equal to a fraction, the numerator of which is a number of U.S. dollars per one unit of the applicable Reference Currency and the denominator of which is a number of U.S. dollars per one European Union euro, as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account the rates displayed on the applicable Reuters page at the same approximate time that the Spot Rate for such Reference Currency on any date is to be determined as specified under “— Basket Closing Level” below. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Starting Spot Rate of each Reference Currency in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page PS-4 of this pricing supplement.

Base Currency:	The European Union euro
Payment at Maturity:

If the Ending Basket Level is greater than or equal to the Starting Basket Level, at maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$1,000 + [$1,000 x (the greater of (a) the Coupon and (b) the Basket Return)]
Your principal is protected against up to a 5% decline in the Basket at maturity. If the Ending Basket Level is less than the Starting Basket Level by up to 5%, you will receive the principal amount of your notes at maturity.
If the Ending Basket Level is less than the Starting Basket Level by more than 5%, you will lose 1.0526% of the principal amount of your notes for every 1% that the Basket declines beyond 5%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Basket Return + 5%) x 1.0526]
You will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 5%.
Coupon:	13.50%
Buffer Amount:	5%
Downside Leverage Factor:	1.0526
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates
Basket Closing Level:	The Basket Closing Level on any currency business day will be calculated as follows:
100 x [1 + (KRW Return * 1/3) + (IDR Return * 1/3) + (SGD Return * 1/3)]
The KRW Return, IDR Return and SGD Return reflect the performance of the applicable Reference Currency relative to the European Union euro, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency on such currency business day (the “Ending Spot Rate”) minus the Starting Spot Rate and the denominator of which is the Ending Spot Rate. The Spot Rate of each Reference Currency on a given date is expressed as a fraction, the numerator of which is a number of U.S. dollars per one unit of the applicable Reference Currency as reported by Reuters Group PLC (“Reuters”) on (a) for the KRW, Reuters page KFTC18 at approximately 5:30 p.m., Seoul Time, on such date of determination or as soon thereafter as practicable, but in no event later than 9:00 a.m., on the business day following such date of determination, (b) for the IDR, Reuters page ABSIRFIX01 at approximately 11 a.m., Singapore Time, on such date of determination and (c) for the SGD, Reuters page ABSIRFIX01, at approximately 11 a.m., Singapore Time, on such date of determination and the denominator of which is a number of U.S. dollars per one European Union euro as reported by Reuters on page ECB37 at 4:00 p.m., Greenwich Mean Time, on such date of determination.
For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 184-A-I.
Ending Averaging Dates:	April 30, 2012, May 1, 2012, May 2, 2012, May 3, 2012 and May 4, 2012*
Maturity Date:	May 9, 2012*
CUSIP:	48124ANN3

*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 184-A-I.

Investing in the Digital Plus Buffered Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 184-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$15	$985

Total	$5,349,000	$80,235	$5,268,765

(1)	The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 184-A-I.
(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-30 of the accompanying product supplement no. 184-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 30, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 184-A-I dated February 16, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 27, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 184-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 184-A-I dated February 16, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000612/e37795_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the applicable Reference Currency (Seoul, South Korea, with respect to the South Korean won, Jakarta, Indonesia, with respect to the Indonesian rupiah and the City of Singapore, Singapore, with respect to the Singapore dollar), (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) the definition of “market disruption event” set forth under “General Terms of the Notes — Market Disruption Events” in the accompanying product supplement 184-A-I is amended by adding a new clause (g) to the definition of “Market Disruption Events,” as follows:

“(g) (i) the unavailability of a cross rate for a Reference Currency and the Base Currency, each relative to the U.S. dollar that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in the relevant terms supplement, or (ii) any event that generally makes it impossible to convert any currency used in the calculation of the Spot Rate for a Reference Currency into another currency (including, but not limited to, U.S. dollars), in each case, as determined by the calculation agent in its sole discretion”;

(2) the definition of “Price Source Disruption Event” set forth under “General Terms of the Notes — Market Disruption Events” in the accompanying product supplement 184-A-I shall be deleted in its entirety and replaced with the following:

“’Price Source Disruption Event‘ means the non-publication or unavailability of the applicable spot rate (or cross rate) for the Reference Currency relative to the Base Currency (or in the case of a cross rate, the Reference Currency or the Base Currency, each relative to the U.S. dollar) on the applicable Reuters page at the applicable fixing time for such currency pair on the applicable date of determination”; and

(3) notwithstanding anything to the contrary set forth under “General Terms of the Notes — Calculation Agent” in the accompanying product supplement 184-A-I, all calculations with respect to the Spot Rate on any currency business day (including the Ending Spot Rate) for (a) the South Korean won will be rounded to eight decimal places (e.g., 0.000123456 will be rounded to 0.00012346), (b) the Indonesian rupiah will be rounded to nine decimal places (e.g., 0.0000123456 will be rounded to 0.000012346) and (c) the Singapore dollar will be rounded to five decimal places (e.g., 0.123456 will be rounded to 0.12346).

Selected Purchase Considerations

  UNCAPPED AND UNLEVERAGED APPRECIATION POTENTIAL — The notes provide uncapped and unleveraged exposure to the performance of the Basket, without upside return enhancement. In addition, if the Ending Basket Level is greater than or equal to the Starting Basket Level, you may receive a fixed return of 13.50%, which we refer to as the Coupon, at maturity even if the Basket has appreciated by less than the Coupon. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of 5%. If the Ending Basket Level is less than the Starting Basket Level by more than 5%, for every 1% decline of the Basket beyond 5%, you will lose an amount equal to 1.0526% of the principal amount of your notes.
  EXPOSURE TO THE BASKET CURRENCIES VERSUS THE EURO — The return on the notes is linked to the performance of a basket of Asian currencies, which we refer to as the Reference Currencies, relative to the European Union euro, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the European Union euro, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the South Korean won, the Indonesian rupiah and the Singapore dollar, each measured relative to the European Union euro.

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-1

  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 184-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). It is likely that the notes qualify for a Section 988 Election. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. You must make the Section 988 Election with respect to a note by (a) clearly identifying the transaction on your books and records, on the date the transaction is entered into, as being subject to this election and either (b) filing the relevant statement verifying this election with your U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the European Union euro or the respective exchange rates between the Reference Currency and the European Union euro or any contracts related to the Reference Currencies, the European Union euro or the respective exchange rates between the Reference Currency and the European Union euro. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 184-A-I dated February 16, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the European Union euro. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 5% buffer, as compared to the Starting Basket Level.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-2

  Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the European Union euro. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CHANGES IN THE VALUE OF THE REFERENCE CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the South Korean won, the Indonesian rupiah and the Singapore dollar relative to the European Union euro, your notes will be exposed to currency exchange rate risk with respect to South Korea, Indonesia, Singapore and the European Union. Movements in the exchange rates of the Reference Currencies may not correlate with each other. At a time when the exchange rates of one of the Reference Currencies relative to the European Union euro increases, the exchange rate of one or more of the other Reference Currencies relative to the European Union euro may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the South Korean won may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Indonesian rupiah.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the European Union euro is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency’s countries, the European Union, and economic and political developments in other relevant countries, such as the United States.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in South Korea, Indonesia, Singapore, the countries included in the European Union and the United States, and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in South Korea, Indonesia, Singapore, the countries included in the European Union and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by South Korea, Indonesia, Singapore, the European Union and the United States, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the Base Currency, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  CONSISTING ENTIRELY OF ASIAN CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of a Basket consisting solely of Asian currencies. There is an increased risk of significant adverse fluctuations in the performance of the Reference Currencies as the Basket consists entirely of currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. Currencies of the Asian economies are often subject to more frequent and larger central bank interventions than the major currencies and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country, which may negatively affect the value of the notes.
  EVEN THOUGH THE REFERENCE CURRENCIES TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE EUROPEAN UNION EURO — The Reference Currency Return for each Reference Currency, which is used to determine the Basket Return, is calculated by dividing the difference between the Ending Spot Rate and the Starting Spot Rate of the Reference Currency by the Ending Spot Rate, rather than dividing that difference by the Starting Spot Rate under the linear method for determining a currency return. Under this calculation method, the denominator of the fraction will always be smaller if the Reference Currency depreciates and greater if the Reference Currency appreciates as compared to the denominator that would have been used under the linear method. As a result, any Reference Currency appreciation relative to the European Union Euro will be diminished, while any Reference Currency depreciation relative to the European Union Euro will be magnified. For example, assuming the Starting Spot Rate of a Reference Currency is 1.0, if the Reference Currency appreciates relative to the European Union Euro by 10% such that the Ending Spot Rate is 1.1, the Reference Currency Return will only be 9.09%; conversely, if the Reference Currency depreciates relative to the European Union Euro by 10% such that the Ending Spot Rate is 0.9, the Reference Currency Return will be -11.11%. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the applicable Spot Rates on the Ending Averaging Dates and accordingly, the Ending Basket Level and the Basket Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-3

  Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, a Price Source Disruption Event, the unavailability of an exchange rate with respect to the U.S. dollar and a Reference Currency or the U.S. dollar and the European Union euro or any other event that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in this pricing supplement, or any event that generally makes it impossible to convert the U.S. dollar into a Reference Currency or the European Union euro. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 184-A-I, as supplemented by “Supplemental Terms of the Notes” in this pricing supplement for further information on what constitutes a market disruption event.
  NO PERIODIC INTEREST PAYMENTS — As a holder of the notes, you will not receive periodic interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this pricing supplement. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the calculation agent determines that the Starting Spot Rate for each of the Reference Currencies exceeds that reflected in the publicly available information, such Reference Currencies must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies, the European Union euro and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Reference Currencies’ countries, in the countries included in the European Union and in the United States;
    the exchange rate and the volatility of the exchange rate of the U.S. dollar with respect to each of the Reference Currencies and the European Union euro;
    changes in correlation between the Reference Currency exchange rates;
    suspension or disruption of market trading in any or all of the Reference Currencies, the European Union euro or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-4

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Coupon of 13.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	80.00%
170.00	70.00%	70.00%
160.00	60.00%	60.00%
150.00	50.00%	50.00%
140.00	40.00%	40.00%
130.00	30.00%	30.00%
120.00	20.00%	20.00%
110.00	10.00%	13.50%
105.00	5.00%	13.50%
100.00	0.00%	13.50%
97.50	-2.50%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	-5.26%
85.00	-15.00%	-10.53%
80.00	-20.00%	-15.79%
70.00	-30.00%	-26.32%
60.00	-40.00%	-36.84%
50.00	-50.00%	-47.37%
40.00	-60.00%	-57.89%
30.00	-70.00%	-68.42%
20.00	-80.00%	-78.95%
10.00	-90.00%	-89.47%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5% is less than the Coupon of 13.50%, you will receive the Coupon of 13.50%. Accordingly, your payment at maturity is equal to $1,135.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 13.50%) = $1,135.00

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% is greater than the Coupon of 13.50%, your payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (120-100)/100] = $1,200

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 97.50. Because the Ending Basket Level of 97.50 is less than the Starting Basket Level of 100 but not by more than the buffer amount of 5%, you will receive the principal amount of your notes at maturity.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is less than the Starting Basket Level of 100 by more than the buffer amount of 5%, your payment at maturity per $1,000 principal amount note is $631.59 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-40% + 5%) x 1.0526] = $631.59

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-5

Historical Information

The first three graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation (in each case the amount of the applicable Reference Currency that can be exchanged for one European Union euro, which we refer to in this pricing supplement as the exchange rate), as shown on Bloomberg Financial Markets, from January 7, 2005 through April 30, 2010. The exchange rates of the South Korean won, the Indonesian rupiah and the Singapore dollar, at approximately 11:00 a.m., New York City time, on April 30, 2010 were 1,475.76803, 12,002.14100 and 1.82482, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the European Union euro. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as the amount of European Union euros per one Reference Currency, which is the inverse of the conventional market quotation for each Reference Currency set forth in the first three graphs below.

The last graph on the following page shows the weekly performance of the Basket from January 7, 2005 through April 30, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100, that each Reference Currency had the weighting specified on the front cover of this pricing supplement and that the exchange rates of each Reference Currency relative to the European Union euro, as adjusted to be expressed as a number of European Union euros per one Reference Currency (i.e., the inverse of the rates set forth above), on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets (as adjusted to reflect a number of European Union euros per Reference Currency) and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies that would be derived from the applicable Reuters pages.

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-6

The Spot Rates of the South Korean won, the Indonesian rupiah and the Singapore dollar on April 30, 2010 were 0.00067752, 0.000083355 and 0.54873, respectively, calculated in the manner set forth under “Key Terms — Basket Closing Level” on the cover of this pricing supplement. The Spot Rates set forth in this paragraph are expressed in terms of a number of European Union euros per one Reference Currency.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Three Asian Currencies Relative to the European Union Euro	PS-7